SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934*

CRIIMI MAE Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

950241109

(CUSIP Number)

Barry S. Blattman
Brascan Real Estate Finance Fund I L.P.
One Liberty Plaza
New York, New York 10006
(212) 417-7276

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
Andrew J. Beck
Torys LLP
237 Park Avenue
New York, New York 10017
(212) 880-6000

January 23, 2003

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 950241109	SCHEDULE 13D	Page 2 of 17 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRASCAN REAL ESTATE FINANCE FUND I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF	7	SOLE VOTING POWER	1,549,452

SHARES
	8	SHARED VOTING POWER	0
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,549,452

REPORTING
	10	SHARED DISPOSITIVE POWER	0
PERSON WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,452

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%

14	TYPE OF REPORTING PERSON* PN

CUSIP No. 950241109	SCHEDULE 13D	Page 3 of 17 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRASCAN CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF	7	SOLE VOTING POWER	1,549,452

SHARES
	8	SHARED VOTING POWER	0
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,549,452

REPORTING
	10	SHARED DISPOSITIVE POWER	0
PERSON WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,452

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%

14	TYPE OF REPORTING PERSON* CO

CUSIP No. 950241109	SCHEDULE 13D	Page 4 of 17 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EDPERPARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF	7	SOLE VOTING POWER	1,549,452

SHARES
	8	SHARED VOTING POWER	0
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,549,452

REPORTING
	10	SHARED DISPOSITIVE POWER	0
PERSON WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,452

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%

14	TYPE OF REPORTING PERSON* CO

CUSIP No. 950241109	SCHEDULE 13D	Page 5 of 17 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BARRY S. BLATTMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF	7	SOLE VOTING POWER	1,549,452

SHARES
	8	SHARED VOTING POWER	0
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,549,452

REPORTING
	10	SHARED DISPOSITIVE POWER	0
PERSON WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,452

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 950241109	SCHEDULE 13D	Page 6 of 17 pages

Item 1.     Security and Issuer.

     This statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of CRIIMI MAE Inc., a Maryland corporation (the “Company”). The principal executive offices of the Company are located at 11200 Rockville Pike, Rockville, Maryland 20852.

Item 2.     Identity and Background

(a)	This Schedule 13D is being filed by each of the following persons (the “Reporting Persons”):

(i)	Brascan Real Estate Finance Fund I L.P., a limited partnership formed under the laws of the State of Delaware (“BREF Fund”);

(ii)	Brascan Corporation (“Brascan”), a corporation formed under the laws of the Province of Ontario that, indirectly through its subsidiaries, is the owner of all outstanding membership units of BREF GP LLC (“BREF GP”), a limited liability company formed under the laws of the State of Delaware and the general partner of BREF Fund, and is currently the owner of a majority of the limited partnership interests in BREF Fund;

(iii)	EdperPartners Limited (“Edper”), a corporation formed under the laws of the Province of Ontario that controls Brascan through its ownership (along with its shareholders) of all of Brascan’s Class B Limited Voting Shares and approximately 15% of Brascan’s Class A Limited Voting Shares on a fully diluted basis; and

(iv)	Barry S. Blattman, an individual and the managing member of Brascan Real Estate Financial Partners LLC, a limited liability company formed under the laws of the State of Delaware and the managing member of BREF GP (“BREF Partners”).

     Schedules I, II and III hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of each of BREF Fund, Brascan and Edper, respectively.

(b)	The principal business address of BREF Fund and Mr. Blattman is One Liberty Plaza, 165 Broadway, New York, New York 10006. The principal business address of Brascan and Edper is BCE Place, 181 Bay Street, Suite 4400, PO Box 762, Toronto, Ontario, Canada M5J 2T3.

(c)	The principal business of BREF Fund is that of a private investment fund. The principal business of BREF GP is to serve as the general partner of BREF Fund. The principal business of Brascan Corporation is to invest and operate in the real estate, power generation and financial services sectors. The principal business of

CUSIP No. 950241109	SCHEDULE 13D	Page 7 of 17 pages

Edper is that of an investment holding company. The principal occupation of Mr. Blattman is that of serving as the managing member of BREF Partners and the Chief Executive Officer of the Company.

(d)-(e)	During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Set forth on Schedules I, II and III hereto are the citizenships of each of the directors and executive officers of each of Brascan and Edper, respectively.

Item 3.     Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the Common Stock purchased by BREF Fund and the Warrant was $13,945,095.50. All the funds required for the purchase were obtained from the limited partners of BREF Fund.

Item 4.     Purpose of Transaction.

     This statement relates to the acquisition of Common Stock by BREF Fund pursuant to an Investment Agreement dated November 14, 2002, between Brascan Real Estate Financial Investments LLC (“BREF Investments”), an indirect wholly-owned subsidiary of Brascan, and the Company (the “Investment Agreement”). The Investment Agreement is incorporated herein as Exhibit 99.1 by reference to Exhibit 10.1 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2002. The Investment Agreement was amended on December 2, 2002 and January 14, 2003 (Amendment No. 1 to the Investment Agreement is incorporated herein as Exhibit 99.2 by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated December 4, 2002 and Amendment No. 2 to the Investment Agreement is attached hereto as Exhibit 99.3). The transactions contemplated by the Investment Agreement, including the concurrent refinancing of certain of the Company’s debt, closed into escrow on January 14, 2003. The escrow was released on January 23, 2003. Upon such release (i) BREF Fund acquired 1,212,617 shares of Common Stock for a cash purchase price of $11.50 per share, (ii) BREF Fund acquired a warrant (the “Warrant”) to purchase, at its option, up to 336,835 additional shares of Common Stock (which amount may be adjusted pursuant to the terms of the Warrant), at any time prior to January 23, 2010, for a cash purchase price of $11.50 per share, (iii) BREF Fund acquired $30,000,000 of aggregate principal amount of the Company’s 15% Secured Subordinated Notes Due 2005 for a cash purchase price of $30,000,000, (iv) Mr. Blattman became Chief Executive Officer, a director of the Company and the Chairman of the Board of the Company, (v) the size of the board of directors of the Company was increased from eight to nine members and (vi) two individuals mutually acceptable to BREF Investments and the Company, Mark Jarrell and Joshua Gillon, became directors of the

CUSIP No. 950241109	SCHEDULE 13D	Page 8 of 17 pages

Company (and such individuals became members of the Company’s compensation committee). Pursuant to the Investment Agreement, two additional individuals mutually acceptable to BREF Investments and the Company, Arthur Haut and Jeffrey Blidner, are to be nominated by the Company for election to the Company’s board at its next annual meeting of shareholders, and as soon as practicable after such meeting, three individuals mutually acceptable to BREF Investments and the Company shall become members of the Company’s nominating committee and three individuals mutually acceptable to BREF Investments and the Company shall become members of the Company’s audit committee . The Investment Agreement further provides that for so long as BREF Investments and its affiliates own 5% or more of all outstanding Common Stock (including any shares of Common Stock that may be acquired upon the exercise of the Warrant), the Company shall cause one nominee of BREF Investments to serve on the Company’s board, and for so long as BREF Investments and its affiliates own 8% or more of all outstanding Common Stock (including any shares of Common Stock that may be acquired upon the exercise of the Warrant), the Company shall cause the Company’s board to have two members who have been approved by BREF Investments (in addition to such nominee). The Investment Agreement also grants the Company an option to sell to BREF Investments (or its designee) up to $10,000,000 of aggregate principal amount of the Company’s 20% Secured Subordinated Notes Due 2005 at par. BREF Fund or an affiliate of BREF Fund may engage, from time to time, in joint ventures with the Company.

     Other than as described or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

CUSIP No. 950241109	SCHEDULE 13D	Page 9 of 17 pages

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a)-(b)	Each of the Reporting Persons may be deemed to be the beneficial owner of 1,549,452 shares of Common Stock (the “Shares”) (including up to 336,835 shares that may be acquired upon the exercise of the Warrant). Such Shares constitute approximately 10% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock outstanding as of January 23, 2002. Each of the Reporting Persons may be deemed to have the sole power to vote or direct the vote of the Shares with respect to those matters described above or to dispose of the Shares.

(c)	None of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons has effected any transaction in the Common Stock during the past 60 days, other than as disclosed herein.

(d)	No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     BREF Fund and the Company have entered into a Registration Rights Agreement, dated as of January 14, 2003. Such agreement grants BREF Fund certain registration rights with respect to the Shares. A form of such agreement is incorporated herein as Exhibit 99.4 by reference to Exhibit 10.4 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2002.

     BREF Fund is controlled by and acts through its general partner, BREF GP. BREF GP is a wholly-owned subsidiary of BREF Partners. The control of BREF Partners is governed by its limited liability company agreement, which provides that Mr. Blattman controls BREF Partners as its managing member, subject to certain veto rights held by U.S. Corp and the right of U.S. Corp, under certain conditions, to remove Mr. Blattman from such position.

CUSIP No. 950241109	SCHEDULE 13D	Page 10 of 17 pages

Item 7.     Material to be Filed as Exhibits.

Exhibit 99.1	Investment Agreement dated as of November 14, 2002, between Brascan Real Estate Financial Investments LLC and CRIIMI MAE Inc.

Exhibit 99.2	Amendment No. 1 to Investment Agreement, dated as of December 2, 2002, between Brascan Real Estate Financial Investments LLC and CRIIMI MAE Inc.

Exhibit 99.3	Amendment No. 2 to Investment Agreement, dated as of January 13, 2003, between Brascan Real Estate Financial Investments LLC and CRIIMI MAE Inc.

Exhibit 99.4	Registration Rights Agreement dated as of January 14, 2003, between Brascan Real Estate Finance Fund I L.P. and CRIIMI MAE Inc.

CUSIP No. 950241109	SCHEDULE 13D	Page 11 of 17 pages

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2003

BRASCAN REAL ESTATE FINANCE FUND I L.P.

By:	BREF GP LLC, its General Partner

	By:	BRASCAN REAL ESTATE FINANCIAL PARTNERS LLC, its Managing Member

	By:	/s/ Barry Blattman Name: Barry Blattman Title: President

BARRY S. BLATTMAN

/s/ Barry Blattman

BRASCAN CORPORATION

By:	/s/ Alan V. Dean Name: Alan V. Dean Title: Senior Vice-President and Secretary

EDPERPARTNERS LIMITED

By:	/s/ Alan V. Dean Name: Brian D. Lawson Title: President and Secretary

CUSIP No. 950241109	SCHEDULE 13D	Page 12 of 17 pages

SCHEDULE I
BREF FUND

Jeffrey M. Blidner
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4420, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Vice-Chairman
Employer:	Brascan Financial Corporation
Employer’s Business:	Asset management and merchant banking services
Employer’s Address:	Same as Business Address

Richard B. Clark
Citizenship:	United States
Business Address:	One Liberty Plaza, 165 Broadway, New York, N.Y. 10006
Present Principal Occupation or Employment:	President & Chief Executive Officer
Employer:	Brookfield Properties Corporation
Employer’s Business:	Commercial real estate development and management
Employer’s Address:	Same as Business Address

Barry S. Blattman
Citizenship:	United States
Business Address:	One Liberty Plaza, 165 Broadway, New York, N.Y. 10006
Present Principal Occupation or Employment:	Managing Partner
Employer:	Brascan Real Estate Financial Partners
Employer’s Business:	Real estate opportunity fund
Employer’s Address:	Same as Business Address

CUSIP No. 950241109	SCHEDULE 13D	Page 13 of 17 pages

SCHEDULE II
BRASCAN CORPORATION

Conrad M. Black
Citizenship:	United Kingdom
Business Address:	10 Toronto Street, Toronto, Ontario M5C 2B7
Present Principal Occupation or Employment:	Chairman and Chief Executive Officer
Employer:	Hollinger Inc.
Employer’s Business:	Publishing company
Employer’s Address:	Same as Employment Address

James J. Blanchard
Citizenship:	United States
Business Address:	901 – 15th Street N.W., Washington, D.C. 20005
Present Principal Occupation or Employment:	Partner
Employer:	Piper Rudnick
Employer’s Business:	Law firm
Employer’s Address:	Same as Business Address

Jack L. Cockwell
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Co-Chairman
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

John P. Curtin, Jr.
Citizenship:	United States
Business Address:	85 Broad Street, 16th Floor, New York, N.Y. 10004
Present Principal Occupation or Employment:	Managing Director, Investment Banking Division
Employer:	Goldman, Sachs & Co.
Employer’s Business:	Investment banking company
Employer’s Address:	Same as Business Address

CUSIP No. 950241109	SCHEDULE 13D	Page 14 of 17 pages

Roberto P.C. de Andrade
Citizenship:	Brazil
Business Address:	Rua Lauro Muller, 116 – 29° andar, CEP. 22299.900 Botafogo, Rio de Janeiro, Brazil
Present Principal Occupation or Employment:	Chairman and Director
Employer:	Brascan Brazil Ltd.
Employer’s Business:	Real estate, agribusiness and financial services
Employer’s Address:	Same as Business Address

Sen. J. Trevor Eyton
Citizenship:	Canada
Business Address:	44 Victoria Street, Suite #400, Toronto, Ontario M5C 1Y2
Present Principal Occupation or Employment:	Member of the Senate of Canada
Employer:	The Senate of Canada
Employer’s Business:	Government
Employer’s Address:	Room 561-5, Centre Block, Parliament Buildings, Ottawa, Ontario K1A 0A4

J. Bruce Flatt
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	President & Chief Executive Officer
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

Julia E. Foster
Citizenship:	Canada
Business Address:	151 Bloor Street West, 5th Floor, Toronto, Ontario M5S 1T6
Present Principal Occupation or Employment:	Chair
Employer:	Ontario Arts Council
Employer’s Business:	Arts funding organization
Employer’s Address:	Same as Business Address

James K. Gray
Citizenship:	Canada
Business Address:	605 Fifth Ave. S.W., Suite 2800, Calgary, Alberta T2P 3H5
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

CUSIP No. 950241109	SCHEDULE 13D	Page 15 of 17 pages

Lynda C. Hamilton
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4420, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	President
Employer:	Edper Investments Limited
Employer’s Business:	Investment company
Employer’s Address:	Same as Business Address

Robert J. Harding
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chairman
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

David W. Kerr
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4100, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chairman
Employer:	Noranda Inc.
Employer’s Business:	Mining and metallurgy
Employer’s Address:	Same as Business Address

Philip B. Lind
Citizenship:	Canada
Business Address:	333 Bloor Street E., 10th Floor, Toronto, Ontario M4W 1G9
Present Principal Occupation or Employment:	Vice-Chairman
Employer:	Rogers Communications Inc.
Employer’s Business:	Diversified communications company
Employer’s Address:	Same as Business Address

Roy MacLaren
Citizenship: Business Address:	Canada 121 King Street W., Suite 840, Toronto, Ontario M5H 3T9
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

CUSIP No. 950241109	SCHEDULE 13D	Page 16 of 17 pages

Jack M. Mintz
Citizenship:	Canada
Business Address:	125 Adelaide Street E., Toronto, Ontario M5C 1L7
Present Principal Occupation or Employment:	President & Chief Executive Officer
Employer:	C.D. Howe Institute
Employer’s Business:	Public policy institute
Employer’s Address:	Same as Business Address

Saul Shulman
Citizenship:	Canada
Business Address:	#2300 – 200 King Street W., Toronto, Ontario M5H 3W5
Present Principal Occupation or Employment:	Senior Partner
Employer:	Goodman & Carr
Employer’s Business:	Law firm
Employer’s Address:	Same as Business Address

George S. Taylor
Citizenship:	Canada
Business Address:	R.R. #3, 4675 Line 3, Street Marys, Ontario N4X 1C6
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

Brian D. Lawson
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Executive Vice-President and Chief Financial Officer
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

Edward C. Kress
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Executive Vice President
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

CUSIP No. 950241109	SCHEDULE 13D	Page 17 of 17 pages

SCHEDULE III
EDPERPARTNERS LIMITED

Ian G. Cockwell
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4430, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	President & Chief Executive Officer
Employer:	Brookfield Homes Corporation
Employer’s Business:	Residential real estate development
Employer’s Address:	Same as Business Address

Jack L. Cockwell – see Schedule II.

J. Bruce Flatt – see Schedule II

Robert J. Harding – see Schedule II

David W. Kerr – see Schedule II.

Brian D. Lawson – see Schedule II.

George E. Myhal
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4420, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	President & Chief Executive Officer
Employer:	Brascan Financial Corporation
Employer’s Business:	Asset management and merchant banking services
Employer’s Address:	Same as Business Address

Timothy E. Price
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4420, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chairman
Employer:	Brascan Financial Corporation
Employer’s Business:	Asset management and merchant banking services
Employer’s Address:	Same as Business Address